H E R R I C K
NEW YORK NEWARK PRINCETON		IRWIN A. KISHNER PARTNER Direct Tel: 212.592.1435 Direct Fax: 212.545.3400 Email: ikishner@herrick.com

November 16, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Manning & Napier, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-175309

Ladies and Gentlemen:

On behalf of our client, Manning & Napier, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 15, 2011 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement on Form S-1 filed by the Company with the Commission on November 7, 2011 (File No. 333-175309) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.

All page number references in the Company’s responses are to the page numbers in Amendment No. 5.

Unaudited Pro Forma Combined Consolidated Financial Information, page 58

1.	Please revise the fourth bullet point on page 58 to clarify that the one-time non-cash compensation charge of $213 million is not reflected in either the annual or interim pro forma combined consolidated statements of income and clearly disclose how the amount of this charge was determined. Please also revise the titles of the final line items in the annual and interim pro forma combined consolidated statements of income to highlight the fact that they exclude non-recurring charges directly attributable to the reorganization, on pages 60 and 61 and in the Summary Selected Historical and Pro Forma Combined Consolidated Financial Data.

In response to the Staff’s comment, the Company has revised the fourth bullet point on page 58 of the prospectus to clarify that the one-time non-cash compensation charge of $213 million is not reflected in the annual or interim pro forma combined consolidated statements of income and to clearly disclose how the amount of this charge was determined.

In addition, the Company has revised pages 15, 17, 60 and 61 of the prospectus to revise the titles of its final line items in the annual and interim pro forma combined consolidated statements of income in response to the Staff’s comment.

2.	Please revise notes (1) and (2) on page 62 to clearly disclose how each additional amount of compensation expense was determined for the annual and interim period presented. Please also provide a summary of the additional anticipated compensation charges you expect to record in each subsequent period.

In response to the Staff’s comment, the Company has revised footnotes (1) and (2) on page 62 of the prospectus. The Company has also provided a summary of the additional anticipated compensation charges it expects to record in subsequent periods.

3.	Please revise note (4) on page 62 to clearly disclose how the tax provision adjustments were determined for the annual and interim period presented.

In response to the Staff’s comment, the Company has revised footnote (4) on page 62 of the prospectus to clearly disclose how the tax provision adjustments were determined for the annual and interim period presented.

4.	Please revise note (5) on page 62 to clearly disclose how you determined the amounts related to the non-controlling interests and the amounts related to the controlling interests for each period presented. Please clarify and explain why in the annual period that experienced a loss, the loss attributable to the controlling interests was more than the total loss and why in the interim period that experienced income, the income attributable to the non-controlling interests was more than the total income.

In response to the Staff’s comment, the Company has revised note (5) on page 63 of the prospectus.

5.	Please revise the pro forma combined consolidated statement of financial condition on page 63 to include line items for Total shareholders’ deficit and partners’ capital attributable to the Manning & Napier Companies and Total shareholders’ deficit and partners’ capital.

In response to the Staff’s comment, the Company has revised page 64 of the prospectus.

6.	Please revise note (3)(i) on page 64 to quantify the amount to be distributed.

In response to the Staff’s comment, the Company has revised note (3) on page 65 of the prospectus.

7.	Please revise note (5) on page 64 to clearly disclose how you determined the amount related to the non-controlling interests.

In response to the Staff’s comment, the Company has revised note (6) on page 65 of the prospectus.

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We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1435 or Harold Levine at (212) 592-1464 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Irwin A. Kishner

Irwin A. Kishner

cc:	Securities and Exchange Commission Hagen Ganem Kevin Stertzel Anne McConnell

Manning & Napier, Inc. Patrick Cunningham Richard B. Yates